UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D. C. 20549

                               SCHEDULE 13D/A

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             AMENDMENT NO.  6      *
                                           --------

                      THE YANKEE CANDLE COMPANY, INC.
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                              (Name of Issuer)

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                       (Title of Class of Securities)

                                 984757104
               ----------------------------------------------
                               (CUSIP Number)

FRIED, FRANK, HARRIS, SHRIVER & JACOBSON      FORSTMANN LITTLE & CO. SUBORDINATED DEBT
       ONE NEW YORK PLAZA                           AND EQUITY MANAGEMENT BUYOUT
       NEW YORK, NY  10004                          PARTNERSHIP-VI, L.P.
       ATTN:  LOIS HERZECA, ESQ.              FORSTMANN LITTLE & CO. EQUITY
       (212) 859-8000                               PARTNERSHIP-V, L.P.

                                                    C/O FORSTMANN LITTLE & CO.
                                                    767 FIFTH AVENUE
                                                    NEW YORK, NY  10153
                                                    ATTN:  WINSTON W. HUTCHINS
                                                    (212) 355-5656

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    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                              AUGUST 19, 2003
               ----------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    13D

-------------------------                                 -----------------
CUSIP NO.    984757104                                      Page 2 of 7
-------------------------                                 -----------------

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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     FORSTMANN LITTLE & CO. SUBORDINATED DEBT AND EQUITY MANAGEMENT BUYOUT PARTNERSHIP-VI, L.P.

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                       (b) [X]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                    [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

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   NUMBER OF     7   SOLE VOTING POWER

    SHARES           3,699,506

               ---------------------------------------------------------------
 BENEFICIALLY    8   SHARED VOTING POWER

  OWNED BY           0

               ---------------------------------------------------------------
    EACH         9   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            3,699,506

               ---------------------------------------------------------------
    WITH         10  SHARED DISPOSITIVE POWER

                     0

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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,699,506

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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                              [ ]

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.9%*

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14    TYPE OF REPORTING PERSON*

      PN

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*Based on 53,396,458  shares of common stock of The Yankee Candle  Company,
Inc. issued and outstanding, which information was obtained from the Issuer's registration statement on Form S-3 filed with the Securities and Exchange Commission on August 19, 2003.

                                    13D

-------------------------                                 -----------------
CUSIP NO.    984757104                                      Page 3 of 7
-------------------------                                 -----------------

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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     FORSTMANN LITTLE & CO. EQUITY PARTNERSHIP-V, L.P.

------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                       (b) [X]
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3    SEC USE ONLY

------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                    [ ]

------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

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   NUMBER OF     7   SOLE VOTING POWER

    SHARES           5,617,769

               ---------------------------------------------------------------
 BENEFICIALLY    8   SHARED VOTING POWER

  OWNED BY           0

               ---------------------------------------------------------------
    EACH         9   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            5,617,769

               ---------------------------------------------------------------
    WITH         10  SHARED DISPOSITIVE POWER

                     0

------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,617,769

------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                              [ ]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.5%*

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN

------------------------------------------------------------------------------

*Based on 53,396,458 shares of common stock of The Yankee Candle Company, Inc. issued and outstanding, which information was obtained from the Issuer's registration statement on Form S-3 filed with the Securities and Exchange Commission on August 19, 2003.

     This Amendment No. 6 amends and supplements the Statement on Schedule 13D, as amended by Amendments No. 1, No. 2, No. 3, No. 4 and No. 5 (the "Schedule 13D"), relating to the common stock, par value $.01 per share (the "Common Stock"), of The Yankee Candle Company, Inc., a Massachusetts corporation (the "Company"), previously filed by Forstmann Little & Co. Equity Partnership-V, L.P. ("Equity-V"), a Delaware limited partnership, and Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VI, L.P. ("MBO-VI"), a Delaware limited partnership. Capitalized terms used and not defined in this Amendment No. 6 have the meanings set forth in the Schedule 13D.

     Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Schedule 13D.

ITEM 4.   Purpose of Transaction
          ----------------------

Item 4 is hereby amended and supplemented as follows:

          On August 19, 2003 at the request of Equity-V and MBO-VI, the Company filed a Registration Statement on Form S-3 with the Securities and Exchange Commission, pursuant to which Equity-V and MBO-VI will be able to sell, from time to time after the Registration Statement becomes effective, up to 9,317,275 shares of Common Stock of the Company in one or more types of transactions described in the "Plan of Distribution" section of the Registration Statement. While each of Equity-V and MBO-VI expects to sell its shares of Common Stock in the future, there can be no assurance that either Equity-V or MBO-VI will sell any or all of its shares of Common Stock. On an ongoing basis, each of Equity-V and MBO-VI expects to evaluate, among other factors, the Company's financial condition, business, operations and prospects, the market price of Common Stock, conditions in the securities market generally and general economic and industry conditions, as well as Equity-V and MBO-VI's desire for liquidity. Accordingly, each of Equity-V and MBO-VI reserves the right to change its expectations, plans and intentions, at any time as each deems appropriate. In particular, each of Equity-V and MBO-VI may sell shares of Common Stock from time to time in public or private transactions, may distribute shares of Common Stock in-kind to its partners, and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its position in the Common Stock.

ITEM 5.   Interest in Securities of the Issuer
          ------------------------------------

Item 5 is hereby amended and supplemented as follows, as of August 19, 2003:

               (i)  Equity-V:
                    --------

               (a)  Amount Beneficially Owned:

          Equity-V directly owns 5,617,769 shares of Common Stock. FLC XXX Partnership, L.P. ("FLC XXX"), a New York limited partnership having its principal business office at the address set forth in response to Item 2(b) of the Schedule 13D, is the general partner of Equity-V. Theodore J. Forstmann, Sandra J. Horbach, Thomas H. Lister and Winston W. Hutchins, each a United States citizen with his or her principal place of business being at the address set forth in response to Item 2(b) of the Schedule 13D, are the general partners of FLC XXX.

          The shares of Common Stock owned by Equity-V represent approximately 10.5% of the outstanding Common Stock. (Such calculation is based on 53,396,458 shares of Common Stock issued and outstanding, which information was obtained from the Company's registration statement on Form S-3 filed with the Securities and Exchange Commission on August 19, 2003.)

          (b)  Number of shares as to which such person has:

               (i)   sole power to vote or to direct the vote - 5,617,769.

               (ii)  shared power to vote or to direct the vote -- none.

               (iii) sole power to dispose or to direct the disposition
                     of - 5,617,769.

               (iv) shared power to dispose or to direct the disposition of -- none.

          (ii)  MBO-VI:
                ------

          (a)   Amount Beneficially Owned:

          MBO-VI directly owns 3,699,506 shares of Common Stock. FLC XXIX Partnership, L.P. ("FLC XXIX"), a New York limited partnership having its principal business office at the address set forth in response to Item 2(b) of the Schedule 13D, is the general partner of MBO-VI. Theodore J. Forstmann, Sandra J. Horbach, Thomas H. Lister, Winston W. Hutchins, Jamie
C. Nicholls and Gordon A. Holmes, each a United States citizen (other than Mr. Holmes, who is a citizen of the Republic of Ireland) with his or her principal place of business at the address set forth in response to Item 2(b) of the Schedule 13D, are the general partners of FLC XXIX. Mr. Lister, Ms. Nicholls and Mr. Holmes do not have any voting or investment power with respect to, or any economic interest in, the shares of Common Stock held by MBO-VI; and, accordingly, Mr. Lister, Ms. Nicholls and Mr. Holmes are not deemed to be the beneficial owners of these shares.

          The shares of Common Stock owned by MBO-VI represent approximately 6.9% of the outstanding Common Stock. (Such calculation is based on 53,396,458 shares of Common Stock issued and outstanding, which information was obtained from the Company's registration statement on Form S-3 filed with the Securities and Exchange Commission on August 19, 2003.)

          (b)  Number of shares as to which such person has:

               (i)   sole power to vote or to direct the vote - 3,699,506

               (ii)  shared power to vote or to direct the vote -- none.

               (iii) sole power to dispose or to direct the disposition
                     of - 3,699,506.

               (iv) shared power to dispose or to direct the disposition of -- none.

          (iii) See description of sale transaction in Item 4 above.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 19, 2003       FORSTMANN LITTLE & CO. EQUITY
                              PARTNERSHIP-V, L.P.

                              By:   FLC XXX Partnership, L.P.
                                    its general partner

                              By:   /s/ Winston W. Hutchins
                                  ------------------------------
                                  Winston W. Hutchins,
                                  a general partner

                              FORSTMANN LITTLE & CO. SUBORDINATED DEBT
                              AND EQUITY MANAGEMENT BUYOUT PARTNERSHIP-VI, L.P.

                              By:   FLC XXIX Partnership, L.P.
                                    its general partner

                              By:   /s/ Winston W. Hutchins
                                  ------------------------------
                                  Winston W. Hutchins,
                                  a general partner

                                                                 Schedule I
                                                                 ----------

                         FLC XXX Partnership, L.P.:
                             General Partner of
                                  Equity-V
                                  --------

     FLC XXX Partnership, L.P., a New York limited partnership ("FLC XXX"), is the general partner of Equity-V. Its purpose is to act as general partner of Equity-V and other limited partnerships affiliated with Equity-V. The address of the principal office of Equity-V is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.

                                Partners of
                                  FLC XXX
                                  -------

     The following are the general partners of FLC XXX, the general partner of Equity-V. All of the following are general partners of partnerships affiliated with Forstmann Little & Co., a private investment firm. The business address of each of the following persons is 767 Fifth Avenue, New York, NY 10153 and each is a citizen of the United States.

                           Theodore J. Forstmann
                           Sandra J. Horbach
                           Thomas H. Lister
                           Winston W. Hutchins

                        FLC XXIX Partnership, L.P.:
                             General Partner of
                                   MBO-VI
                                   ------

     FLC XXIX Partnership, L.P., a New York limited partnership ("FLC XXIX"), is the general partner of MBO-VI. Its purpose is to act as general partner of MBO-VI and other limited partnerships affiliated with MBO-VI. The address of the principal office of FLC XXIX is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.

                                Partners of
                                  FLC XXIX
                                  --------

     The following are the general partners of FLC XXIX, the general partner of MBO-VI. All of the following are general partners of partnerships affiliated with Forstmann Little & Co., a private investment firm. The business address of each of the following persons is 767 Fifth Avenue, New York, NY 10153 and each is a citizen of the United States (other than Mr. Holmes, who is a citizen of the Republic of Ireland.)

                           Theodore J. Forstmann
                           Sandra J. Horbach
                           Thomas H. Lister
                           Winston W. Hutchins
                           Jamie C. Nicholls
                           Gordon A. Holmes